Exhibit 99(a)(1)(K)

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Contacts:
Susan Busch, Director, Corporate PR (612) 291-6114 susan.busch@bestbuy.com	Jennifer Driscoll, Vice President, Investor Relations (612) 291-6110 or jennifer.driscoll@bestbuy.com

Brian Lucas, Sr. Manager, Corporate PR	Wade Bronson, Director, Investor Relations
(612) 291-6131 or brian.lucas@bestbuy.com	(612) 291-5693 or wade.bronson@bestbuy.com

Best Buy Completes Tender Offer for
Napster Shares, Begins Subsequent
Offering Period

MINNEAPOLIS (Oct. 27, 2008) – Today Best Buy Co., Inc. (NYSE:BBY) successfully concluded the cash tender offer by its wholly-owned subsidiary, Puma Cat Acquisition Corp., to purchase all outstanding shares of common stock of Napster, Inc. (NASDAQ:NAPS).  The tender offer was made in accordance with the previously-announced agreement and plan of merger, dated Sept. 14, 2008, among Best Buy, Puma Cat and Napster.  The tender offer expired at 12:00 midnight, Eastern Time, on Oct. 24, 2008.

A total of 39,301,255 shares of Napster common stock, representing approximately 83.3 percent of the outstanding shares of Napster common stock, were validly tendered and not withdrawn prior to the expiration of the offer, according to information which Best Buy obtained from U.S. Bank National Association, the depositary for the offer.  Best Buy accepted for purchase all validly tendered shares in accordance with the terms of the offer.  Best Buy intends to make prompt payment for those shares, which have an aggregate price of approximately $104 million.

“We’re pleased that our tender offer was successful.  We look forward to concluding the merger so that we can begin the work of increasing Napster’s subscribers and building on its capabilities in the digital media space,” said David Morrish, executive vice president of connected digital solutions for Best Buy.

Because Best Buy does not beneficially own at least 90 percent of Napster’s outstanding shares, Best Buy announced today that it will begin a subsequent offering period for all of the remaining outstanding and untendered shares of Napster common stock at 9 a.m., Eastern Time, on Oct. 27, 2008.  Subject to the terms and conditions of the offer to purchase, which was previously mailed to Napster stockholders, Napster stockholders now tendering shares will receive $2.65 in cash, without interest, for each share tendered.  This amount is equal to that paid to Napster stockholders who tendered in the initial offer.  Best Buy expects to accept shares of Napster common stock as they are tendered and to pay for them promptly.  The subsequent offering period expires at 12:00 midnight, Eastern Time, on Oct. 29, 2008.  Procedures for tendering shares of Napster common stock during the subsequent offering period are the same as during the initial offering period with two exceptions:  (1) shares cannot be delivered by the guaranteed delivery procedure, and (2) shares tendered during the subsequent offering period may not be subsequently withdrawn.

Following the purchase of shares validly tendered and guaranteed for delivery from the initial offer, Best Buy beneficially owns more than 50 percent of the outstanding shares of Napster common stock on a fully-diluted basis.  As a result, Best Buy has the power to assure the consummation of the proposed merger of Puma Cat into Napster by voting the shares beneficially owned by Best Buy at a special meeting of the stockholders of Napster.  In addition, Best Buy can exercise a “top-up option,” which allows the consumer electronics retailer to increase its share ownership percentage of Napster through the purchase of newly issued Napster shares, at the tender offer price.  After a successful subsequent offering period, or the exercise of the “top-up option” under the agreement and plan of merger — or potentially after both actions — if Best Buy were to acquire beneficial ownership of more than 90 percent of the outstanding shares of Napster common stock, then Best Buy intends to cause Puma Cat promptly to merge into Napster without a meeting of the stockholders of Napster pursuant to the “short-form” merger statute under Delaware law.  As a result of the merger, each outstanding share of Napster common stock will be converted into the right to receive $2.65 per share, in cash, without interest.  The only exceptions are shares held by Best Buy or Puma Cat; treasury shares, which will be cancelled; and shares held by stockholders, if any, who properly exercise appraisal rights in accordance with Delaware law.  Best Buy expects this process ultimately to result in its ownership of 100 percent of Napster’s common stock.

This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of Napster.  Best Buy and Puma Cat are filing an amendment to the original tender offer statement with the SEC.  Napster is filing with the SEC an amendment to its original solicitation/recommendation statement on Schedule 14D-9.  These filings contain important information about the tender offer, and stockholders of Napster are urged to read these filings carefully.  These filings are available at no charge at the SEC’s Web site (http://www.sec.gov).  The original tender offer statement and the related materials may be obtained for free by directing a request by mail to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005; by calling (800) 628-8532; or by contacting Best Buy.

About Best Buy

With operations in the United States, Canada, Europe and China, Best Buy is a multinational retailer of technology and entertainment products and services with a commitment to growth and innovation.  The Best Buy family of brands and partnerships collectively generates more than $40 billion annual revenue and includes brands such as Best Buy, Best Buy Mobile, The Carphone Warehouse, Future Shop, Geek Squad, Jiangsu Five Star, Magnolia Audio Video, Pacific Sales Kitchen and Bath Centers, The Phone House and Speakeasy.  Approximately 165,000 employees apply their talents to help bring the benefits of these brands to life for customers through retail locations, multiple call centers and Web sites, in-home solutions, product delivery and activities in our communities.  Community partnership is central to the way we do business at Best Buy.  In fiscal 2008, we donated a combined $31.8 million to improve the vitality of the communities where our employees and customers live and work.  For more information about Best Buy, visit www.bestbuy.com.

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